Exhibit 4.1

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1 to Rights Agreement (this “Amendment”) is made and entered into as of December 13, 2022, by and between Crown Holdings, Inc., a Pennsylvania corporation (the “Company”), and Equiniti Trust Company, a limited trust company organized under the laws of the State of New York, as Rights Agent (the “Rights Agent”), and amends the Rights Agreement, dated as of November 7, 2022, by and between the Company and the Rights Agent (the “Rights Agreement”). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Rights Agreement.

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to the earlier of (i) the Distribution Date or (ii) the occurrence of a Triggering Event, the Company may, by action of the Board of Directors of the Company (the “Board”), from time to time and in its sole and absolute discretion, supplement or amend any provision of the Rights Agreement in any manner, without the approval of any holders of certificates representing Common Shares and associated Rights;

WHEREAS, the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Rights Agreement, from time to time; and

WHEREAS, the Board has determined that an amendment to the Rights Agreement as set forth herein is desirable and in the best interest of the Company and its shareholders and other constituencies, the Company hereby directs the Rights Agent to so amend the Rights Agreement, and the Company and the Rights Agent desire to evidence such amendment in writing.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, and intending to be legally bound hereby, the parties hereby agree as follows:

1.

Acceleration of Final Expiration Date. Each occurrence in the Rights Agreement, including in the exhibits attached thereto, of the date “November 6, 2023” shall hereby be deleted in its entirety and replaced with “December 13, 2022”.

2.	Ratification. Except as amended by this Amendment, the Rights Agreement remains the same and in full force and effect.

3.

Governing Law. This Amendment shall be deemed to be a contract made under the laws of the Commonwealth of Pennsylvania and for all purposes shall be governed by and construed in accordance with the laws of such Commonwealth applicable to contracts to be made and performed entirely within such Commonwealth. To the fullest extent permitted by law, unless the Board determines otherwise, the state courts of the Commonwealth of Pennsylvania in and for Bucks County or the federal courts of the Eastern District of Pennsylvania shall be the sole and exclusive forum for any claim relating to or brought pursuant to this Amendment by any person (including any record or Beneficial Owner of Common Shares, any registered or beneficial holder of a Right, any Acquiring Person or the Rights Agent).

4.

Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect and enforceability as an original signature.

5.

Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to Rights Agreement as of the day and year first above written.

CROWN HOLDINGS, INC.

By:	/s/ Kevin C. Clothier
Name: Kevin C. Clothier
Title: Sr. Vice President and CFO

EQUINITI TRUST COMPANY, as Rights Agent

By:	/s/ Martin J. Knapp
Name: Martin J. Knapp
Title: SVP, Relationship Director